August 18, 2005
Mail Stop 3561

Via U.S. Mail and Facsimile

John E. Rea
Chief Executive Officer
RG America, Inc.
2100 Valley View Lane, Suite 100
Dallas, TX 75234

   RE:	RG America, Inc (the "Company")
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB for the Quarter Ended March 31, 2005
	File No. 333-80429

Dear Mr. Rea:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the
Company, advise the staff of the reason thereof.

   Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Year Ended December 31, 2004

Item 6.  Management`s Discussion and Analysis, page 20
Recent Accounting Developments, page 32

1. We note the disclosure on page 32 indicating that "as permitted by
SFAS 123, the Company currently accounts for share-based payments to employees, vendors or outside consultants/contractors, using APB 25`s intrinsic value method." Note that SFAS No.123 allows the use of the intrinsic value method only for share-based compensation to employees and not for share-based payments issued to vendors or outside consultants. Accordingly, please revise the disclosures here and in your financial statements to reflect share-based payments to vendors and outside consultants/contractors at fair value in accordance with paragraph 8 of SFAS No.123 and EITF 96-18.

Item 10. Executive Compensation, page 42

2. We note that you granted Mr. Rea options to purchase common stock at $.30 per share (post stock split) and the options were subsequently authorized in August 2004. Please tell us how the estimated fair value of your common stock of $.06 on the date of grant (August 2004) was determined or calculated and why you believe your basis is appropriate. Also, clarify for us whether the estimated fair value of the common stock of $.06 per share disclose in footnote (A) represents the per share amount on pre-split or post-split basis.

Financial Statements

Consolidated Statements of Operations, page 6

3. We note your disclosure in footnote 1 on page 9 that your acquisition of Restoration Group America 2003, Inc., and its wholly-owned subsidiaries was accounted for as a combination of entities under common control. However, it does not appear that your financial statements for the fiscal year ended December 31, 2003 reflect your change in reporting entity. In this regard, when companies under common control are merged or otherwise put together, prior year financial statements should be presented in a manner similar to a pooling of interests. The combination of entities under common control results in financial statements that are in effect the statements of a different reporting entity and the historical financial statements should be restated retroactively for all periods presented that the companies were under common control. Additionally, any shares issued in the combination should be reflected as outstanding as of the beginning of the earliest period presented. Please revise your financial statements in accordance with paragraphs 12 and 34 of APB No. 20. If you do not believe your financial statements require restatement, please tell us why and the basis supporting your accounting treatment. We may have further comment upon receipt of your response.

4. Further, your notes to the consolidated financial statements in the period of the reorganization should describe the nature of the reorganization, the various asset and liability adjustments, and any other relevant information. Refer to paragraph 35 of APB No. 20. Please revise your notes to include all required disclosures and explain to us the ownership structure of the Company and Restoration
Group America 2003, Inc. prior to the acquisition transaction and explain why you believe they should be accounted for as entities under common control. Refer to the guidance outlined in EITF No. 02-
5.

Statements of Shareholders` Equity, page 7

5. Reference is made to the caption "stock issued for conversion of notes payable" totaling $590,396 as of December 31, 2004. We were unable to agree the amounts presented on the face of your statements of stockholders` deficit to the information provided in your equity footnote. According to your disclosures on pages 23 and 26, with respect to the conversion of notes payable to common stock, we note that you issued common shares of 1,109,308 at $.30 per share or $332,792 and that you agreed to issue 704,420 shares of common stock at $.30 per share (common stock subscribed) or $211,326. Based upon these amounts, we recalculate the total amount at $544,118 rather than the amount of $590,396 presented in your statements of stockholders` equity as of December 31, 2004. Please explain and reconcile the difference for us.

6. Reference is made to the caption "stock issued for conversion of accounts payable" totaling $406,833 as of December 31, 2004. We were unable to agree the amount presented on the face of your statements of stockholders` deficit to the information disclose in your equity footnote. According to your disclosure on page 23 in your equity footnote, you issued 737,328 shares of common stock at $.30 per share in conversion of trade accounts payable. Based on such amounts, we arrive at a total of $221,198. Please explain and reconcile the difference for us.

7. Reference is made to the caption "stock issued for subscribed stock" on the face of your statements of stockholders` deficit.
It
appears that amounts included under the preferred stock and common stock headings of $(159) and $159, respectively, representing (159,167) and 159,167 shares, respectively, are misplaced and should be included under the common stock and common stock subscribed headings as the activity represents common stock issued for previously subscribed common stock. Please correct this error in future filings.

Note 5.  Marketable Securities, page 17

8. Please clarify for us in greater detail how the warrant to purchase 333,333 shares of your own common stock in exchange for current and ongoing strategic services was accounted for within your financial statements. Specifically, please explain to us the identity of the entity from whom you received the warrant and explain why the corporation issued warrants to purchase shares of your own common stock in exchange for services. If you actually received a warrant to purchase the corporation`s common stock, tell us why you would be willing to provide services in exchange for the warrant, if the warrant has no value. Also, tell us how the strategic financial services were valued and accounted for within your financial statements. If you do not believe the services require separate accounting, please explain why you believe your treatment is appropriate and provide us with the relevant guidance that supports your conclusions.

Note 7.  Acquisitions, page 17

9. We note your disclosure on page 18 regarding your acquisition of
all of the shares of common stock of PBS in exchange for 166,667 restricted shares of your common stock valued at $350,000 or effectively $2.10 per share. Please tell us how the value of such shares exchanged by RG America, Inc. was determined or calculated and why you believe the basis used in your calculation is appropriate. Refer to the guidance outlined in EITF No. 99-12. Also, please explain the primary reason for the acquisition, including the factors that contributed to a purchase price that resulted in recognition of
goodwill. Please note that you are required to comply with all disclosures requirements prescribed in paragraph 51 of SFAS No. 141 in the period for which material business combination is completed, where applicable. Please confirm to us that you will comply with such disclosure requirements in future filings.

10. We note the disclosure indicating that in connection with the RG acquisition, 3,333,333 shares were unissued subject to the satisfaction of certain additional conditions. We also note the disclosure indicating that at June 30, 2004, the required conditions had been met and the Company recorded the 3,333,333 shares as common stock subscribed. Please tell us and explain in the notes to your financial statements why these additional 3,333,333 shares were reflected as "subscribed" rather than "issued" shares in your December 31, 2004 financial statements, since it appears all conditions required for their issuance had been satisfied at this date.



Note 9.  Stockholders` Deficit, page 22

Capital Structure, page 22

11. Reference is made to the second paragraph.  You disclose that you
commenced a $1,800,000 private placement of your common stock at
$.30
per share in May 2004 which as of December 31, 2004, no proceeds had
been received from the offering.  However, your disclosures on pages
24 and 26 appear to contradict your statement as you received proceeds of $387,501 and $95,000 in exchange for 645,958 and 158,333 shares of common stock, respectively, at an average price of $.60 per share related to offerings that concluded in June and August 2004, respectively. . Further, we also note on page 23 that you concluded a private placement offering in March 2004 which you received cash proceeds of $484,575 for the issuance of 1,617,953 shares of common stock at an average price of $.30 per share. In this regard, it appears that you had more than one offering in fiscal 2004. If so, please clarify for us and in your footnote a timeline of the offering(s), when each offering commenced and concluded, the total number of shares offered and sold in each offering, and fair value of the shares, if applicable. If you did not have more than one offering, then please tell us and clarify your notes to explain why the information does not appear to be consistent and reconcile the amounts for us. Further, tell us how the shares of common stock sold in each offering were valued and the basis for your valuation. We may have further comment upon receipt of your response.

Issuances of Common Stock, page 22

12. We note during fiscal 2004 you had multiple issuances of common stock in exchange for various items including property and equipment, notes payable, trade accounts payable, and services provided by vendors and employees, among other parties, according to your equity footnote. We also note that you based the fair value of the transactions largely on the value of common stock from recent sales through your private placement offering(s) or the current trading market price of your common stock. In this regard, for each issuance of common stock during fiscal 2004, other than sales through your private placement, please explain in detail how the valuation of common stock was derived from either the private placement or current trading market price and why you believe it is appropriate. We note in certain cases, it appears the value of common stock issued was not consistent with the fair value of common stock based on the sales through your private placement offering or current trading price. In this regard, where the value of common stock issued deviates from the fair value of common stock issued in other transaction during the same timeframe, please explain the reason(s) why. For example, in January 2004 and June 2004, you issued 15,000 and 66,667 shares of common stock, respectively, at $.60 and $.30 per share, respectively, in exchange for property and equipment. However, common stock issued in connection with other transactions which occurred in or around the same timeframe reflect fair values of differing amounts. Also, tell us why in certain circumstances you use the fair value of common stock based on the recent sales of your private placement offering and the current trading market price in others. We may have further comment upon receipt of your response.

13. Based on the disclosures provided in Note 9, we are unclear if all of the transactions disclosed have been reflected in the Company`s consolidated statement of changes in stockholders` deficit for 2004. For example, the 69,114 shares issued for an investment in a real estate limited partnership do not appear to be disclosed in the statement of changes in stockholders` deficit. Accordingly, please provide us with a reconciliation of the various share issuances (i.e., shares issued for services, accounts payable, note conversions, etc.) and the related values assigned as disclosed in
Note 9 with the transactions disclosed in your statement of changes in shareholders` equity for 2004. We may have further comment upon receipt of your response.

Common Stock Warrants, page 27

14. Please explain and disclose in your footnote how the warrant to purchase 333,333 shares of your common stock granted to a corporation in exchange for current and ongoing strategic advisory services was accounted for and valued within your consolidated financial statements. If the amount was considered immaterial, please specifically state so in your footnote.

15. Please explain why you believe it is appropriate to value the warrants to acquire 1,000,000 shares at an exercise price of $.10 per share issued to a stockholder of RG for previous and ongoing financial advisory services at the estimated fair value of the services provided rather than on the basis of the fair value of the warrant issued. If you believe that the fair value of the services provided is more readily determinable than the fair value of the warrants issued, explain your basis for this conclusion. We may have further comment upon receipt of your response.

Commitments and Contingencies, page 30

16. We note that you have capitalized leasehold improvements, net totaling $135,583 at December 31, 2004. However, it is unclear based on your current disclosures the period over which you amortize such assets to expense. If no amortization is being recorded, please explain why you believe this treatment is appropriate. Please tell us and disclose in your footnote your amortization policy for these leasehold improvements. As part of your response you should also explain how it complies with the guidance setforth in the Letter to
Industry dated February 7, 2005 from Donald Nicolaisen which can be found on the SEC website www.sec.gov and paragraph 5(f) of SFAS No.
13.

Form 10-QSB for the Quarter Ended March 31, 2005

Note 3.  Nature of Operations and Summary of Significant
Accounting
Policies, page 7

17. Reference is made to your disclosure regarding earnings per share. We note that you recorded net income for the quarter ended March 31, 2005. In this regard, please revise future filings to separately disclose the number of shares used to calculate diluted earnings per share for each of the periods presented. Also, disclose the number of outstanding options, warrants and any contingently issuable shares that could potentially dilute basic earnings per share in the future, but that were not included in the computation of diluted earnings per share for the periods presented in your financial statements because their impact was anti-dilutive for the periods presented in your financial statements. Refer to the disclosure requirements of paragraph 40 of SFAS No.128.

Note 5.  Impairment, page 9

18. We note the disclosure indicating that 55,556 shares of RG`s common stock valued at $2.10 per share that were held in escrow related to the acquisition of PBS were cancelled and as a result a "recovery of impairment" of $116,669 was recognized in the first quarter of 2005. Please explain why this "recovery" was not considered when the impairment of the goodwill and other assets associated with the acquisition of PBS was recognized during 2004, since it appears the Company had the ability to cancel these shares prior to 2005. We may have further comment upon receipt of your response.

Note 7.  Stockholders` Deficit, page 11

Issuances of Common Stock, page 11

19. For each issuance of common stock during the quarter ended
March
31, 2005, please tell us whether the fair value of your common stock based upon current market value or other factors. If a basis other than the current market value was used, then please explain in detail how such basis was determined or calculated and why you believe it is appropriate. We may have further comment upon receipt of your response.


Common Stock Warrants, page 11

20. We note in connection with the $400,000 senior subordinated convertible debentures, you granted warrants to purchase 66,667 shares of your common stock to Spencer Clarke LLC in exchange for financial advisory services. Please tell us and revise future filings to disclose how the warrants were valued and accounted for within your consolidated financial statements (i.e. debt issuance costs).

Convertible Debenture Note, page 11

21. We note during the quarter ended March 31, 2005, you issued senior subordinated convertible debentures which are convertible at the debt holder option into common stock at a value of $.60 per share. We also note that in the event the holders of the convertible debt decide to convert such debt into common stock, they will be issued warrants to purchase common stock equal to 105% of the common stock issued upon conversion at an exercise price of $.60 per share.
In this regard, please tell us and revise your disclosures to indicate whether the terms of your convertible debt provide for beneficial conversion features. Refer to EITF No. 98-5 and EITF No.
00-27 for guidance and examples. Also, explain how you will value and account for any warrants to be issued in connection with the debentures.


* * * * *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at
(202)
551-3813 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,


								Linda Cvrkel
								Branch Chief
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John E. Rea
RG America, Inc.
August 18, 2005
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